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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 1350 - 650 West Georgia St. Vancouver, B.C. Canada V6B 4N9 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.ca Web Site: www.rimfireminerals.com Contact: Patrick Moodie or Jason Weber

New Member Joins Rimfire Team, Incentive Stock Options Granted

PR08–10

Vancouver, BC – July 17, 2008:  Jason Weber, President and CEO of Rimfire Minerals Corporation is pleased to welcome Patrick Moodie to the Rimfire team as Manager, Corporate Communications. Prior to joining Rimfire, Mr. Moodie held the position of Investor Relations Manager for a junior company focused on the exploration and development of renewable energy resources. Patrick holds a Bachelors Degree in Economics from the University of Alberta and has completed the Canadian Securities Course. He will be a valuable addition to the Rimfire team and will play key role in Rimfire’s communications strategy and delivering news to shareholders and the investment community.

Incentive Stock Options Granted

Rimfire has granted a total of 165,000 incentive stock options to officers and employees of the Company at a price of $0.90 expiring July 16, 2013. All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 20, 2008.

About Rimfire

Rimfire Minerals Corporation is a mineral exploration company with an extensive portfolio of highly prospective gold and silver properties in western North America and Australia. Rimfire Minerals is well financed and maintains an aggressive approach to exploration. Current and former partners include AngloGold Ashanti Limited, Barrick Gold Corporation, Newmont Mining Company, Inmet Mining Corporation, Northgate Minerals Corporation, Fronteer Development Group, Rubicon Minerals Corporation, American Creek Resources Ltd., Island Arc Exploration Corporation and BWG.

On behalf of Rimfire Minerals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Rimfire Minerals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Rimfire’s expectations are the risks detailed herein and from time to time in the filings made by Rimfire Minerals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Item 2

Date of Material Change:

July 16, 2008

Item 3

Press Release:

Date

Place of Issue

July 17, 2008

Marketwire, Vancouver BC

Item 4

Summary of Material Change:

Rimfire has granted a total of 165,000 incentive stock options to officers and employees of the Company at a price of $0.90 expiring July 16, 2013.

Item 5

Full Description of Material Changes:

Jason Weber, President and CEO of Rimfire Minerals Corporation is pleased to welcome Patrick Moodie to the Rimfire team as Manager, Corporate Communications.

Rimfire has granted a total of 165,000 incentive stock options to officers and employees of the Company at a price of $0.90 expiring July 16, 2013. All grants exceeding 25,000 per optionee will vest over two years.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 20, 2008.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 17th day of Julyl 2008

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

 Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: July 17, 2008	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer